EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2015
Earnings:
Income before provision for income taxes	$6,669
Equity in losses of unconsolidated businesses	34
Dividends from unconsolidated businesses	10
Interest expense (1)	1,332
Portion of rent expense representing interest	250
Amortization of capitalized interest	47

Earnings, as adjusted	$8,342

Fixed Charges:
Interest expense (1)	$1,332
Portion of rent expense representing interest	250
Capitalized interest	51

Fixed charges	$1,633

Ratio of earnings to fixed charges	5.11

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.